Exhibit 4.15

DATED: 8 October, 2004

THE SECRETARY OF STATE FOR TRADE AND INDUSTRY

- AND -

BRITISH ENERGY PLC

DEED RELATING TO

THE DECISION OF

THE COMMISSION OF THE EUROPEAN COMMUNITIES

Slaughter and May

One Bunhill Row

London EC1Y 8YY

(WJS/TP)

CA042810002

Schedule 6 Accession	40

Schedule 7 Prevailing Wholesale Market Price	43

Annex Independent Expert Terms of Reference	48

*** indicates materials omitted and filed separately with the Commission.

DATE: 8 October, 2004

PARTIES:

(A)	THE SECRETARY OF STATE FOR TRADE AND INDUSTRY, of 1 Victoria Street, London SW1H 0ET (the “Secretary of State”); and

(B)	BRITISH ENERGY PLC of 3 Redwood Crescent, Peel Park, East Kilbride G74 5PR (registered in Scotland No. SC162273) (“British Energy”).

BACKGROUND

(A)	In September 2002, British Energy initiated discussions with the Secretary of State with a view to seeking immediate financial support and to enable a longer term restructuring of British Energy to take place.

(B)	In November 2002, British Energy announced the principles of a restructuring of the British Energy Group with its significant financial creditors which, together with other proposals agreed between British Energy and the Secretary of State, were intended to lead to a solvent restructuring of the British Energy Group.

(C)	In March 2003 the Government of the United Kingdom (the “Government”) submitted a restructuring plan in respect of British Energy to the Commission of the European Communities (the “Commission”) in accordance with the requirements of the Community Guidelines on State Aid for Rescuing and Restructuring Firms in Difficulty (1999/C288/02) for approval under Article 87(3)(c) of the EC Treaty.

(D)	British Energy, certain other members of the British Energy group and its significant financial creditors entered into a restructuring agreement dated as of 30 September 2003 (the “Creditor Restructuring Agreement”) under the terms of which a solvent restructuring of the British Energy group would be effected. The solvent restructuring of the British Energy group to be thereby effected will involve, inter alia, the creation of a new ultimate parent company, British Energy Group plc (“BE plc”) and a new wholly-owned subsidiary of BE plc, British Energy Holdings plc (“Holdings”). BE plc and Holdings will be the holding companies of British Energy Generation Limited (“BEG”) and British Energy Generation (UK) Limited (“BEG (UK)”).

(E)	On 1 October 2003, British Energy, BEG, BEG (UK), certain other members of the British Energy group, the Nuclear Generation Decommissioning Fund Limited (to be renamed Nuclear Liabilities Fund Limited) (the “NLF”) and the Secretary of State entered into an agreement (the “Government Restructuring Agreement”) under the terms of which they agreed to enter into the agreements that constitute the Nuclear Liabilities Agreements (as defined therein).

(F)	By a decision dated 22 September 2004 (the “Decision”), the Commission authorised, pursuant to Article 87(3)(c) of the EC Treaty, aid to be provided by the Government to the British Energy group.

*** indicates materials omitted and filed separately with the Commission.

(G)	In the context of the Decision the Government gave certain undertakings to the Commission to regulate the British Energy group’s commercial behaviour and to provide various reports to the Commission.

(H)	The parties are entering into this Deed in order to implement the undertakings referred to in Recital (G).

THE PARTIES AGREE as follows:

1.	INTERPRETATION

1.1	In this Deed:

“Accession Deed”	means an accession deed which complies with the requirements of Schedule 6 (Accession);

“Accounts”	means, in respect of a Financial Period, the annual consolidated audited accounts of the Group;

“Act”	means the Companies Act 1985;

“Aggregate Discounted Relevant Payments”	means an amount calculated pursuant to clause 2.1 in accordance with Schedule 4 (Aggregate Discounted Relevant Payments);

“Asset Option Agreement”	means the asset option agreement to be entered into on the Restructuring Date between EPL, BEPET and Barclays Bank PLC;

“BEG”	has the meaning given in Recital (D);

“BEG(UK)”	has the meaning given in Recital (D);

“BEPET”	means British Energy Power and Energy Trading Limited (registered no. SC200887) of 3 Redwood Crescent, Peel Park, East Kilbride G74 5PR;

“BNFL”	means British Nuclear Fuels plc (company number 1002607) whose registered office is at Risley, Warrington, Cheshire WA3 6AS;

“Business Day”	means a day (other than a Saturday or a Sunday) on which banks are open for business (other than solely for trading and settlement in euro) in London and Edinburgh;

“Commission”	has the meaning given in Recital (C);

“Creditor Restructuring Agreement”	has the meaning given in Recital (D);

*** indicates materials omitted and filed separately with the Commission.

“Decision”	has the meaning given in Recital (F);

“Deed”	means this deed, including its recitals, schedules and annex;

“Eggborough”	means the 1970 megawatt coal-fired power station which is located at Eggborough in Yorkshire;

“Eggborough Options”

means the options granted to Barclays Bank PLC (in its capacity as security trustee for the EPL Lenders):

(A)   under the Share Option Agreement, to acquire the entire issued share capital of EPL held by EPHL; and

(B)   under the Asset Option Agreement, to acquire property and assets, including Eggborough, from EPL;

“Electricity Supply Business”	means the authorised business of supplying electricity directly to end-users, including activities necessary for or directly incidental to such business;

“Electricity Supply Restructuring”	has the meaning given in clause 3.1(A);

“Electricity Supply Subsidiary”	has the meaning given in clause 3.1(A);

“Electricity Trading Business”	means the business of wholesale energy trading, including activities, such as risk management, which are necessary for or directly incidental to such trading;

“EPL Credit Agreement”	means the credit agreement dated 13 July 2000 between EPL as borrower, Barclays Capital as arranger, Barclays Bank PLC as agent and security trustee and various financial institutions as lenders;

“EPL Lenders”	means the lenders from time to time under the EPL Credit Agreement;

“EPHL”	means Eggborough Power Holdings Limited (registered number SC201083) of 3 Redwood Crescent, Peel Park, East Kilbride G74 5PR;

“EPL”	means Eggborough Power Limited (registered number 03782700) of Barnett Way, Barnwood, Gloucester, Gloucestershire GL4 3RS;

“Execution Date”	means the date on which this Deed is signed by all parties to it;

*** indicates materials omitted and filed separately with the Commission.

“Financial Periods”	means accounting periods, adopted from time to time by the Ultimate Parent Company in accordance with the Act, for the purpose of producing the Accounts;

“Government”	has the meaning given in Recital (C);

“Group”	means the Ultimate Parent Company and its Subsidiaries from time to time and “Group Member” means any person which is a member of the Group from time to time;

“Historic Liabilities Funding Agreement”	means the Historic Liabilities Funding Agreement to be entered into on the Restructuring Date between the Secretary of State and various Group Members pursuant to which, inter alia, the Secretary of State agrees to meet certain payment obligations of BEG and BEG(UK) under the BNFL Historic Contracts (as defined therein);

“Independent Expert”	means an expert appointed pursuant to clause 5.19 in accordance with Schedule 2 (Appointment of Independent Expert);

“Independent Expert Procedures”	means the procedures to be applied in determining whether or not exceptional market circumstances exist, as set out in clauses 5.4 to 5.10 inclusive;

“Intra-Group Restructuring”	has the meaning given in clause 3.1;

“Licences”	means all licences held by each Group Member under the Electricity Act 1989;

“NLF”	has the meaning given in Recital (E);

“Non-Nuclear Generation Business”	means the authorised business of generating electricity and the provision of Ancillary Services otherwise than as part of the Nuclear Generation Business;

“Nuclear Generation Business”	means the authorised business of generating electricity and the provision of Ancillary Services from the nuclear power stations described in Schedule 1 to the Nuclear Liabilities Funding Agreement, including fossil-fuelled generation auxiliary to such nuclear generation and the conduct of Related Nuclear Activities and Related Nuclear Research Activities;

“Nuclear Generation Restructuring”	has the meaning in clause 3.1(B);

*** indicates materials omitted and filed separately with the Commission.

“Nuclear Liabilities Funding Agreement”	means the Nuclear Liabilities Funding Agreement to be entered into on the Restructuring Date between the Secretary of State, the NLF and various Group Members pursuant to which, inter alia, the NLF agrees to fund certain uncontracted nuclear liabilities and decommissioning costs of the Group;

“OfGEM”	means the Office of Gas and Electricity Markets;

“Pending Disposal Period”	means the period:

(A)   from and including the date on which:

(i)     either EPL or EPHL receives a notice that one of the Eggborough Options is being exercised; or

(ii)    any steps are taken to enforce the security over the shares in EPL or Eggborough;

(B) to and excluding the date on which the registered generating capacity of Eggborough is no longer available to the Group;

“Personnel”	means the directors, officers, employees, agents and advisers of each Group Member;

“Prevailing Wholesale Market Price”	is the time-weighted average wholesale market price for electricity prevailing at the relevant time, as reported by Heren, Argus or other reputable, independent publishers of wholesale market prices;

“Reference Financial Period”	has the meaning given in clause 2.1;

“Relevant Payments”

means payments made by:

(A)   the NLF to meet the Costs of Discharging Liabilities and Licensee Compensation Amounts pursuant to, and as such terms are defined in, the Nuclear Liabilities Funding Agreement; and

(B) the Secretary of State to discharge the Incremental Historic Liabilities pursuant to, and as such term is defined in, the Historic Liabilities Funding Agreement;

“Relevant Payments Threshold”	means £1,629 million;

*** indicates materials omitted and filed separately with the Commission.

“Reporting Auditors”	means the auditors engaged pursuant to clause 2 (Enhanced reporting);

“Rights of Control”	mean rights of control (as defined in Article 3.2 of Regulation 139/2004/EC) but excluding normal trading contracts for energy or capacity (including as such normal trading contracts: (i) contracts for load management or interruptibility; (ii) insurance or option-type contracts; contracts for consolidation of related services; and (iii) contracts for the provision of related services to small fossil-fuelled generators);

“Ring-Fencing Report”	a written analysis which may be used to demonstrate that the Nuclear Generation Business has not provided any cross subsidy to any other business of the Group;

“Share Option Agreement”	means the share option agreement to be entered into on the Restructuring Date between EPHL, EPL, BEPET and Barclays Bank PLC;

“Subsidiary”	means:

(A) any subsidiary within the meaning of section 736 of the Act; and

(B) any subsidiary undertaking as defined in section 258 of the Act;

“Tests”	means the tests for determining whether or not exceptional market circumstances exist, as set out in Schedule 1 (Exceptional Market Circumstances Tests);

“Transmission System”	a system in Great Britain which (a) consists (wholly or mainly) of high voltage lines and electrical plant, and (b) is used for conveying electricity from a generating station to a substation, or from one generating station to another or from one substation to another; and

“Ultimate Parent Company”	means British Energy and, upon completion of the restructuring referred to in Recital (D), British Energy Group plc.

1.2	In this Deed, unless otherwise stated or the context requires otherwise:

(A)	words importing the singular only shall include the plural and vice versa;

(B)	words importing any gender shall include all other genders;

(C)	words importing natural persons shall include corporations;

*** indicates materials omitted and filed separately with the Commission.

(D)	references to any “party” means a party to this Deed and shall be construed so as to include its successors in title pursuant to an intra-group restructuring, permitted assigns and permitted transferees;

(E)	references to a “company” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(F)	references to a “person” shall be construed so as to include any individual, firm, company, government, state or agency of a state, local or municipal authority or government body or any joint venture, association or partnership (whether or not having separate legal personality);

(G)	a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

(H)	a reference to “law” includes common or customary law, principles of equity and any constitution, code of practice, decree, judgment, decision, legislation, order, ordinance, regulation, bye-law, statute, treaty or other legislative measure in any jurisdiction or any present or future directive, regulation, guideline, request, rule or requirement (in each case, whether or not having the force of law but, if not having the force of law, the compliance with which is in accordance with the general practice of persons to whom the directive, regulation, guideline, request, rule or requirement is intended to apply) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(I)	any reference to a “day” (including within the phrase “Business Day”) shall mean a period of 24 hours running from midnight to midnight;

(J)	a reference to an “authorised business” means a business or activity authorised by (i) a licence granted (or treated as granted) under section 6, or (ii) exemption granted under section 5, of the Electricity Act 1989;

(K)	any reference to “Ancillary Services” shall have the meaning given in standard licence condition 1 in generation licences issued pursuant to the Electricity Act 1989;

(L)	any reference to “Related Nuclear Activities” and “Related Nuclear Research Activities” shall each have the meaning given in Part II of Section D in generation licences issued pursuant to the Electricity Act 1989 (Supplementary Standard Conditions for nuclear generators);

(M)	a reference to any other document referred to in this Deed is, unless the context otherwise requires, a reference to that other document as amended, varied, novated or supplemented at any time;

(N)

(i)     the rule known as the ejusdem generis rule shall not apply and, accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

*** indicates materials omitted and filed separately with the Commission.

(ii)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(O)	the Schedules form part of this Deed and shall have the same force and effect as if expressly set out in the body of this Deed, and reference to this Deed shall include the Schedules;

(P)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official, or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(Q)	any reference to a “manifest error of assessment” shall be applied in the same way as it is applied by the Court of Justice and the Court of First Instance of the European Communities in relation to grounds of annulment of decisions of the Commission;

(R)	a reference to a “clause” or a “Schedule” is a reference to a clause of, or a schedule to, this Deed; and

(S)	a reference to a “paragraph” is a reference to a paragraph within a clause or a Schedule.

1.3	If, after execution of this Deed, BE plc substitutes British Energy as the Ultimate Parent Company, any reference to “British Energy” in this Deed (other than in the recitals) shall, upon execution of an Accession Deed by BE plc in accordance with clause 6 (Other covenants), be deemed to refer to BE plc.

1.4	This Deed is being entered into in order to implement the undertakings given by the Government in connection with the Decision. If there is:

(A)	any ambiguity or inconsistency in the provisions of this Deed; or

(B)	any dispute as to the interpretation or intended effect of this Deed or any provision contained in it,

such ambiguity, inconsistency or dispute shall be resolved, to the extent possible, by reference to the Decision.

1.5	All headings and titles are inserted for convenience only. They are to be ignored in the interpretation of this Deed.

*** indicates materials omitted and filed separately with the Commission.

2.	ENHANCED REPORTING

Calculation of Relevant Payments Threshold

2.1	At the expiry of each Financial Period, British Energy will calculate the Aggregate Discounted Relevant Payments for the immediately following Financial Period (a “Reference Financial Period”). British Energy will notify the Secretary of State of the Aggregate Discounted Relevant Payments for each Reference Financial Period no later than the date on which it publishes the Accounts for the immediately preceding Financial Period.

2.2	British Energy will ensure that the notification of each Aggregate Discounted Relevant Payments pursuant to clause 2.1 is accompanied by all necessary supporting information, documentation and explanations which are reasonably required to enable the Secretary of State to verify the calculation of the Aggregate Discounted Relevant Payments.

Enhanced reporting proposals

2.3	If, in any Reference Financial Period, the Aggregate Discounted Relevant Payments for that Reference Financial Period exceeds the Relevant Payments Threshold, British Energy will:

(A)	notify the Secretary of State; and

(B)	promptly provide the Secretary of State with all information, documentation, explanations and assistance reasonably requested by the Secretary of State for the purposes of carrying out the Enhanced Reporting. The assistance to be provided by British Energy to the Secretary of State shall include reasonable access to all Personnel (who shall be instructed by British Energy (or the relevant Group Member) to comply with any such requests from the Secretary of State).

2.4	British Energy shall indemnify and keep indemnified the Secretary of State for all costs and expenses of any auditors engaged by the Secretary of State for the purposes of conducting the Enhanced Reporting.

2.5	The Secretary of State may provide any report produced pursuant to the conduct of the Enhanced Reporting, together with any information, documentation, and explanations provided by or on behalf of British Energy pursuant to clause 2.3(B), to the Commission.

2.6	For the purposes of this clause 2 (Enhanced reporting), “Enhanced Reporting” means the additional reporting and auditing requirements which the Government has undertaken to conduct if the Relevant Payments Threshold is exceeded, such reporting and auditing to include:

(A)	the internal audit by the Nuclear Decommissioning Authority of its controls and monitoring procedures relating to Relevant Payments, such audit to include a check that the processes adopted have been properly applied and that expenditure by the NLF pursuant to the Historic Liabilities Funding Agreement and the Nuclear Liabilities Funding Agreement has been properly incurred; and

*** indicates materials omitted and filed separately with the Commission.

(B)	the external audit to be conducted by an agency appointed by the Secretary of State, such agency to be independent of the Secretary of State, the Group and the Nuclear Decommissioning Authority, such audit to include the production of an annual report on the results of specific procedures designed to verify that Relevant Payments are being used only for the purposes authorised by the Decision and are restricted to the minimum necessary to achieve those purposes.

3.	INTRA-GROUP RESTRUCTURING; RING-FENCING

Intra-Group Restructuring

3.1	British Energy shall, as soon as practicable after the Execution Date and in any event before 1 April 2005, procure that:

(A)	subject to clause 3.3(A), the Electricity Supply Business which, as at the Execution Date, is being conducted by BEG, is transferred to a separate, wholly-owned Subsidiary of British Energy (the “Electricity Supply Subsidiary”) (the “Electricity Supply Restructuring”); and

(B)	subject to clause 3.3(B), the Nuclear Generation Business which, as at the Execution Date, is being conducted by BEG and BEG(UK), is consolidated into a separate, wholly-owned Subsidiary of British Energy which conducts only the Nuclear Generation Business (the “Nuclear Generation Restructuring”),

(together, the “Intra-Group Restructuring”).

3.2	The Intra-Group Restructuring will be implemented at British Energy’s cost and expense by means of the steps set out in Parts C and D of Schedule 5 (Intra-Group Restructuring).

Action prior to Intra-Group Restructuring

3.3	British Energy will use all reasonable endeavours to procure that:

(A)	prior to the implementation of the Electricity Supply Restructuring, all consents, approvals, authorisations and permissions which are necessary for the implementation of the Electricity Supply Restructuring (each, an “Electricity Supply Consent”) are obtained from OfGEM and all other government, statutory, regulatory and industry bodies having jurisdiction in respect of such restructuring (including those detailed in Part A of Schedule 5 (Intra-Group Restructuring)); and

(B)	prior to the implementation of the Nuclear Generation Restructuring all consents, approvals, authorisations and permissions which are necessary for the implementation of the Nuclear Generation Restructuring (each, a “Nuclear Generation Consent”) are obtained from the Nuclear Installations Inspectorate, OfGEM and all other government, statutory, regulatory and industry bodies having jurisdiction in respect of such restructuring (including those detailed in Part B of Schedule 5 (Intra-Group Restructuring)).

*** indicates materials omitted and filed separately with the Commission.

3.4	If any Electricity Supply Consent is not obtained before 1 April 2005, British Energy:

(A)	shall continue to use all reasonable endeavours to procure such Electricity Supply Consent;

(B)	pending receipt of such consent shall be relieved of its obligation to implement the Electricity Supply Restructuring; and

(C)	as soon as reasonably practicable following receipt of such Electricity Supply Consent, shall implement the Electricity Supply Restructuring.

3.5	If any Nuclear Generation Consent is not obtained before 1 April 2005, British Energy:

(A)	shall continue to use all reasonable endeavours to procure such Nuclear Generation Consent;

(B)	pending receipt of such consent shall be relieved of its obligation to implement the Nuclear Generation Restructuring; and

(C)	as soon as reasonably practicable following receipt of such Nuclear Generation Consent, shall implement the Nuclear Generation Restructuring.

Ring-fencing

3.6	British Energy will procure that:

(A)	if the Nuclear Generation Restructuring is not implemented prior to 1 April 2005, separate accounts are produced for the Nuclear Generation Business for the Financial Period ending 31 March 2006 and for each subsequent Financial Period until such restructuring has been implemented; and

(B)	if:

(i)	the Electricity Supply Restructuring is not implemented prior to 1 April 2005 separate accounts are produced for the Electricity Supply Business for the Financial Period ending 31 March 2006 and for each subsequent Financial Period until such restructuring has been implemented; and

(ii)	in any Financial Period the Electricity Supply Subsidiary conducts any business other than the Electricity Supply Business, the accounts for the Electricity Supply Subsidiary should query include a note to the audited accounts which discloses separately the turnover and operating profit attributable to the Electricity Supply Business for each such Financial Period. For this purpose, British Energy will make a reasonable apportionment of costs as between the Electricity Supply Business and any other business or activity of the Electricity Supply Subsidiary. Such note will be reconciled to the audited financial statements of the Electricity Supply Subsidiary.

*** indicates materials omitted and filed separately with the Commission.

3.7	British Energy shall:

(A)	as part of the Nuclear Generation Restructuring, procure that the Licences:

(i)	provide for the Nuclear Generation Business and the Non-Nuclear Generation Business to be treated as separate businesses for regulatory purposes; and

(ii)	prohibit the Nuclear Generation Business from giving any cross-subsidy to any other business of the Group;

(B)	following the implementation of the Nuclear Generation Restructuring:

(i)	procure that the Nuclear Generation Business is maintained in, and conducted by, a separate Subsidiary of British Energy and shall not permit such Subsidiary to conduct any other business; and

(ii)	use all reasonable endeavours to ensure that the Licences comply with the requirements of clause 3.7(A) on an ongoing basis following such implementation;

(C)	following the implementation of the Electricity Supply Restructuring, procure that the Electricity Supply Business is maintained in, and conducted by, a separate Subsidiary of British Energy; and

(D)	procure that the Electricity Trading Business which, as at the Execution Date, is being conducted by BEPET, is maintained in, and conducted by, a separate Subsidiary of British Energy.

3.8	At any time during which the Licences do not comply with the requirements of clause 3.7(A), British Energy shall procure that:

(A)	the Nuclear Generation Business and Non-Nuclear Generation Business are treated as separate businesses as if clause 3.7(A) had been fulfilled; and

(B)	the Nuclear Generation Business does not give any cross-subsidy to any other business of the Group.

*** indicates materials omitted and filed separately with the Commission.

Ring-Fencing Reports

3.9	If the Licences do not comply with clause 3.7(A), British Energy shall engage, at its own cost and expense, reputable independent accounting experts (the “Ring-Fencing Experts”) and shall procure that:

(A)	the Ring-Fencing Experts prepare a Ring-Fencing Report in respect of each Financial Period, with the first such report being prepared for the Financial Period ending 31 March 2006; and

(B)	each Ring-Fencing Report is provided by the Ring-Fencing Experts to British Energy no later than 3 months after the publication of the Accounts. On receipt of each Ring-Fencing Report, British Energy shall promptly provide a copy of it to the Secretary of State.

3.10	British Energy will, at least 1 month prior to the engagement of the Ring-Fencing Experts, notify the Secretary of State of the proposed terms of engagement for such experts (including the procedures to be adopted in producing each Ring-Fencing Report) (the “Ring-Fencing Terms”). The Secretary of State may, by notice in writing to British Energy, require British Energy to modify the Ring-Fencing Terms to the extent required to comply, or monitor compliance, with the Decision and this Deed.

3.11	British Energy will notify the Secretary of State at least 1 month prior to making any amendment to the Ring-Fencing Terms and the Secretary of State may, by notice in writing to British Energy, prohibit such amendment if and to the extent that such proposed amendment will prevent compliance, or the monitoring of compliance, with the Decision and this Deed.

3.12	The Secretary of State may:

(A)	review each Ring-Fencing Report and British Energy shall promptly provide with all such information, documentation, explanations and assistance as the Secretary of State may request to determine that the Ring-Fencing Report:

(i)	is true, accurate and complete in all material respects;

(ii)	complies with the Ring-Fencing Terms; and

(iii)	is sufficiently detailed to enable the Secretary of State to comply with the requirements of the Decision; and

(B)	provide each Ring-Fencing Report and any information contained in it, together with any information, documentation and explanations provided by or on behalf of British Energy pursuant to paragraph (A), to the Commission.

The assistance to be provided by British Energy pursuant to this clause 3.12 shall include reasonable access to all Personnel (who shall be instructed by British Energy (or the relevant Group Member) to comply with any request for assistance from the Secretary of State).

*** indicates materials omitted and filed separately with the Commission.

4.	CAPACITY RESTRICTIONS

Restrictions

4.1	British Energy shall not, for a period of six years from the date of the Decision, own or have Rights of Control over operational, registered nuclear generating capacity in the European Economic Area (other than (i) the nuclear generation assets owned as at the date of the Decision and (ii) any operation and maintenance contracts to which a Group Member is a party provided that such Group Member has no interest in the corresponding electricity output) without obtaining the prior written consent of the Commission.

4.2	Subject to clauses 4.3, 4.4 and 4.5, British Energy shall not, for a period of six years from the date of the Decision, own or have Rights of Control over:

(A)	registered, operational, fossil-fuelled electricity generating capacity in the European Economic Area; or

(B)	the capacity of any large hydro-electric generating station (as defined in the Renewables Obligations Order 2002 in effect as at the Execution Date) in the United Kingdom,

(together referred to as “Restricted Capacity”) which in aggregate exceeds 2,020 megawatts (any Restricted Capacity in excess of 2,020 megawatts being “Excess Restricted Capacity”) .

Exceptions

4.3	During a Pending Disposal Period, the Group shall be entitled to own or have Rights of Control over Excess Restricted Capacity provided that either:

(A)	it does not operate such Excess Restricted Capacity; or

(B)	it immediately divests itself of all operational control and interest in such Excess Restricted Capacity and the output generated thereby.

4.4	If the generating capacity at Eggborough becomes unavailable to the Group following exercise of one of the Eggborough Options or enforcement of security over the share capital of EPL or Eggborough the Group shall be entitled to own or have Rights of Control over Restricted Capacity not exceeding 2,222 megawatts provided that British Energy (on behalf of the Group) declares its Restricted Capacity to the operator of the Transmission System as 2,020 megawatts and does not operate any Excess Restricted Capacity.

4.5	If the generating capacity at Eggborough becomes unavailable to the Group as a result of irreparable failure or force majeure, the Group shall be entitled to own or have Rights of Control over Restricted Capacity not exceeding 2,222 megawatts, provided that British Energy (on behalf of the Group) declares its Restricted Capacity to the operator of the Transmission System as 2,020 megawatts and does not operate any Excess Restricted Capacity.

*** indicates materials omitted and filed separately with the Commission.

5.	PRICING IN DIRECT SUPPLY BUSINESS

Pricing restriction

5.1	Subject to clause 5.2, British Energy shall not, for a period of six years from the date on which the Independent Expert is appointed (the “Relevant Period”), supply or offer to supply non-domestic end-users who purchase (or wish to purchase) electricity directly from the Electricity Supply Business on terms where the price of the energy element of the offer or contract is below the Prevailing Wholesale Market Price, taking into account electricity volumes, load factors/predictability, interruptibility, duration and credit/payment terms (an illustration of the methodology of adjusting the Prevailing Wholesale Market Price is provided by way of example in Schedule 7 (Prevailing Wholesale Market Price)) (the “Pricing Restriction”).

Exception

5.2	The Pricing Restriction shall be disapplied in the manner and for the period specified in clause 5.11 if the Independent Expert determines that exceptional market circumstances exist.

5.3	Any determination by the Independent Expert as to the existence of exceptional market circumstances shall be made solely on the basis of whether or not the Tests have been fulfilled.

Procedure for determination of exceptional market circumstances

5.4	If British Energy considers that there are strong indications that exceptional market circumstances are likely to occur so as to justify pricing below the Prevailing Wholesale Market Price under clause 5.2, it shall give written notice to the Independent Expert (with a copy to the Secretary of State):

(A)	outlining its analysis of the market circumstances;

(B)	providing relevant information which demonstrates that the Tests are very close to being, or are likely to be, fulfilled; and

(C)	indicating how it proposes to react to these circumstances in its offers to non-domestic end-users or potential end-users of the Electricity Supply Business,

(an	“Amber Notice”).

5.5	If, within ******** of serving an Amber Notice, British Energy considers that exceptional market circumstances exist, it shall give written notice to the Independent Expert (with a copy to the Secretary of State):

(A)	indicating that it proposes to disapply the Pricing Restriction on the basis that the Tests are fulfilled;

(B)	providing the most recent information which demonstrates that the Tests are fulfilled; and

*** indicates materials omitted and filed separately with the Commission.

(C)	requiring the Independent Expert to determine, as soon as possible and in any event within 24 hours of such notification, whether exceptional market circumstances exist or not,

(a “Red Notice”).

5.6	The parties shall use all reasonable endeavours to procure that, within 24 hours of receipt of a Red Notice, the Independent Expert shall make his determination as to whether or not exceptional market circumstances exist (the “Expert Determination”) and shall forthwith give notice to British Energy and the Secretary of State of his determination in writing together with the reasons for the determination.

5.7	A determination that exceptional market circumstances exist shall be effective for ******** from notification of the Expert Determination being given to British Energy (the “Determination Validity Period”).

5.8	If British Energy considers that exceptional market circumstances are likely to continue after the Determination Validity Period, it shall give a notice to the Independent Expert (with a copy to the Secretary of State) (a “Supplementary Red Notice”) at least ******** in advance of the expiry of the Determination Validity Period providing relevant information which demonstrates that the Test in paragraph 3 of Schedule 1 (Exceptional Market Test Circumstances) will be fulfilled after the Determination Validity Period.

5.9	The parties shall use all reasonable endeavours to procure that, within 24 hours of receipt of a Supplementary Red Notice and in any event prior to the expiry of the Determination Validity Period, the Independent Expert shall make his determination as to whether or not exceptional market circumstances will continue to exist after the Determination Validity Period (the “Supplementary Expert Determination”) and shall forthwith inform British Energy and the Secretary of State of his determination in writing together with the reasons for the determination.

5.10	A determination that exceptional market circumstances shall continue to exist after the Determination Validity Period shall be effective for ******** from notification of the Supplementary Expert Determination being given to British Energy (the “Supplementary Determination Validity Period”). This process may be repeated for so long as the Independent Expert determines that exceptional market circumstances persist.

Consequences of Expert Determination

5.11	If the Independent Expert determines that exceptional market circumstances exist, the Electricity Supply Business shall be entitled:

(A)	for the Determination Validity Period; and

(B)	for any Supplementary Determination Validity Period,

(together the “Exceptional Circumstances Period”) to supply or offer to supply non-domestic end-users who purchase (or wish to purchase) electricity directly from the Electricity Supply Business on terms where the price of the energy element of the offer

*** indicates materials omitted and filed separately with the Commission.

or contract is below the Prevailing Wholesale Market Price. Any such supply or offer to supply is subject to the further condition that British Energy believes in good faith that such supply or offer to supply is necessary in order for the Electricity Supply Business to respond to competitive offers to such end-users.

5.12	If the Independent Expert determines that exceptional market circumstances do not exist, British Energy must notify the Secretary of State that it intends:

(A)	to continue to comply with the Pricing Restriction; or

(B)	to price the energy element of its offers to non-domestic end-users below the Prevailing Wholesale Market Price because it believes that the Independent Expert has made a manifest error of assessment in making the Expert Determination or Supplementary Expert Determination (as the case may be).

5.13	If British Energy (a) delivers a notice pursuant to clause 5.12(B), (b) acts, or indicates that it intends to act, in breach of the Pricing Restriction or (c) the Secretary of State reasonably believes that British Energy has acted or intends to act in breach of the Pricing Restriction, the Secretary of State:

(A)	may apply to a court of competent jurisdiction:

(i)	for a final injunction to enforce compliance with the Pricing Restriction but will give British Energy advance notice of any such application; and/or

(ii)	for an order that the Group accounts to the Secretary of State for any profits made by the Group as a result of a breach of the Pricing Restriction and, in this regard, the parties agree that British Energy shall be obliged to account to the Secretary of State for any profits arising from any breach of the Pricing Restriction; and

(B)	will give British Energy the opportunity in any hearing of the Secretary of State’s application pursuant to paragraph (A) to be heard and contend that no such injunction and/or order should be made (such contention to be made, in circumstances where the Independent Expert has made an Expert Determination and/or a Supplementary Expert Determination, on the basis that the Independent Expert has made a manifest error of assessment and that as a result of this the Expert Determination and/or Supplementary Expert Determination is ineffective).

5.14	The Secretary of State and British Energy agree that notwithstanding any notice period stipulated by the procedural rules of the court, the Secretary of State may make an application for a final injunction pursuant to clause 5.13(A)(i) on 24 hours notice to British Energy. Moreover, the Secretary of State and British Energy agree that any such application will be urgent and therefore undertake to use all reasonable endeavours to ensure the swift hearing and determination of any such application.

5.15	If the Court hearing the Secretary of State’s application for a final injunction finds that the Independent Expert has made a manifest error of assessment and that accordingly the Expert Determination and/or Supplementary Expert Determination is ineffective, the Secretary of State shall:

*** indicates materials omitted and filed separately with the Commission.

(A)	withdraw any application made pursuant to clause 5.13 (insofar as such application has not been dismissed by the Court); and

(B)	require the Independent Expert to reconsider the Expert Determination and, if appropriate, any Supplementary Expert Determination, in the light of the court’s findings (such requirement having the same procedural effect as a Red Notice or a Supplementary Red Notice (as the case may be)).

British Energy obligations regarding the Independent Expert

5.16	British Energy shall during the Relevant Period:

(A)	co-operate in good faith with the Independent Expert and comply in a timely manner with any reasonable requests of the Independent Expert (including requests for information, documents, explanations or access to Personnel) to enable him to:

(i)	make any Expert Determination or Supplementary Expert Determination; and

(ii)	provide reports to the Secretary of State in accordance with his terms of engagement as set out in Schedule 3 (Matters relating to Independent Expert); and

(B)	without prejudice to the generality of the foregoing, following an Expert Determination (or Supplementary Expert Determination) that exceptional market circumstances existed, promptly, and in any event within 1 month of expiry of each Exceptional Circumstances Period, provide a report to the Independent Expert which:

(i)	specifies the Exceptional Circumstances Period;

(ii)	summarises the sales activities of the Electricity Supply Business vis-à-vis non-domestic end-users in terms of offers made, customers retained and won and prices offered during the relevant Exceptional Circumstances Period; and

(iii)	contains relevant information (if any) on, and measures of prices paid by, non-domestic end-users for electricity during the Exceptional Circumstances Period.

Expert Determinations binding; Expert Determination not provided

5.17	Any Expert Determination or Supplementary Expert Determination shall, in the absence of a court of competent jurisdiction determining that the Expert Determination or Supplementary Expert Determination is ineffective on the basis there has been a manifest error of assessment by the Independent Expert, be final and binding.

*** indicates materials omitted and filed separately with the Commission.

5.18	If the Independent Expert is, acting in good faith, unable to make a determination that exceptional market circumstances exist either because the information provided in an Amber Notice, a Red Notice or a Supplementary Red Notice is insufficient or because any Group Member has failed to comply with its obligations under clause 5.16, the Independent Expert shall notify British Energy and the Secretary of State, without any delay and in any event within 24 hours, that he was unable to make such determination and, for the purposes of this Deed, shall be deemed to have made an Expert Determination that exceptional market circumstances do not exist.

Appointment of Independent Expert

5.19	The Secretary of State will procure that an Independent Expert is appointed and remunerated in accordance with the provisions of Schedule 2 (Appointment of Independent Expert).

5.20	The contract between the Secretary of State and the Independent Expert shall impose obligations on the Independent Expert including those set out in Schedule 3 (Matters relating to Independent Expert).

Liability relating to Independent Expert

5.21	British Energy:

(A)	for itself and on behalf of the Electricity Supply Business, acknowledges and agrees that the Secretary of State shall have no responsibility or liability whatsoever for any liabilities, losses, charges, claims, demands, costs or expenses (together, “Liabilities”) incurred or suffered by any Group Member or the Electricity Supply Business which arises out of or in connection with any Expert Determination, any Supplementary Expert Determination or any other action or omission of the Independent Expert (together, “Expert Conduct”); and

(B)	it shall not, and it shall procure that no Group Member shall, bring any action, claim or proceeding, or make any demand whatsoever against the Secretary of State in respect of Liabilities incurred or suffered by any Group Member or the Electricity Supply Business which arises out of or in connection with any Expert Conduct.

6.	OTHER COVENANTS

Co-operation

6.1	British Energy shall comply with any and all requests from the Secretary of State for information, documentation or explanations and shall do all such other acts and things requested in writing by the Secretary of State which are:

(A)	in the Secretary of State’s opinion, required in order to ensure compliance with the Decision or the other provisions of this Deed or to enable the Secretary of State or the Commission to monitor compliance with the Decision or this Deed; or

*** indicates materials omitted and filed separately with the Commission.

(B)	required to respond to requests for information, documentation or explanations from the Commission in relation to the Decision or monitoring compliance with the Decision.

Recovery of aid granted

6.2	If the Commission adopts a decision that the United Kingdom must recover any aid granted or paid to the Group or any Group Member in relation to the notified Restructuring Plan (a “Repayment Decision”) and the recovery order of the Repayment Decision has not been annulled by the Court of First Instance or the European Court of Justice, then British Energy shall repay any aid ordered to be recovered under the Repayment Decision.

Accession; Compliance with Deed by Group Members

6.3	British Energy shall procure that:

(A)	no Group Member shall do anything which is contrary to British Energy’s compliance with the terms of this Deed;

(B)	each Group Member shall comply with:

(i)	the terms of this Deed (including the restrictions, undertakings and obligations which are expressed to apply to, be given by or be imposed upon, British Energy) if and to the extent that such compliance is required to enable the Government to perform the undertakings given by it to the Commission in connection with the Decision; and

(ii)	the requirements of clause 7 (Announcements) and clause 8 (Confidentiality);

(C)	Group Members specified in any written request from the Secretary of State to British Energy accede to be bound by this Deed in accordance with Schedule 6 (Accession), such accession to be completed promptly and in any event within 5 Business Days of receipt by British Energy of such a request; and

(D)	without prejudice to the generality of paragraph (C), prior to any person:

(i)	assuming the conduct of the Electricity Supply Business;

(ii)	assuming the conduct of the Electricity Trading Business;

(iii)	assuming the conduct of the Nuclear Generation Business and/or the Non-Nuclear Generation Business; or

(iv)	becoming the ultimate parent company of the Group pursuant to an intra-group restructuring,

such person accedes to be bound by this Deed in accordance with Schedule 6 (Accession).

*** indicates materials omitted and filed separately with the Commission.

Corporate restructuring; Disposals

6.4	British Energy shall not dispose of all or part of the Nuclear Generation Business and/or the Electricity Supply Business or carry out any corporate restructuring of the Group unless details of the proposed disposal or corporate restructuring have been provided to the Secretary of State and she consents (such consent not to be unreasonably withheld) that arrangements are in place such that, upon implementation of any such disposal or restructuring, she will continue to be in compliance with the terms of the Decision.

7.	ANNOUNCEMENTS

7.1	Subject to clauses 7.2 and 7.3, no announcement concerning the subject matter of this Deed or any ancillary matter shall be made by any party without the prior written approval of the other party, that approval not to be unreasonably withheld or delayed.

7.2	A party may, after consultation with the other parties, make an announcement concerning the subject matter of this Deed or any ancillary matter if required by:

(A)	law; or

(B)	any securities exchange or regulatory or governmental body to which that party is subject or submits, wherever situated, including the Commission, the London Stock Exchange, the UK Listing Authority, the Financial Services Authority and the UK Panel on Takeovers and Mergers, whether or not the requirement has the force of law.

7.3	The Secretary of State may make an announcement to Parliament concerning the subject matter of this Deed or any ancillary matter if she considers that it is appropriate to do so pursuant to her duty to Parliament but, when reasonably practicable, shall consult with British Energy prior to such announcement.

7.4	The restrictions contained in this clause 7 (Announcements) shall continue to apply without limit in time.

8.	CONFIDENTIALITY

8.1	Each party shall treat as confidential:

(A)	the terms of reference of the Independent Expert;

(B)	the nature, procedure and results of any Tests conducted by the Independent Expert;

(C)	the reasons given by the Independent Expert for any Expert Determination of Supplementary Expert Determination; and

(D)	clauses 4.3(B), 5.4 to 5.15 (inclusive) and 5.16(B), Schedule 1 (Exceptional Market Circumstances Tests) and Schedule 5 (Intra-Group Restructuring)

(together, “Confidential Information”).

*** indicates materials omitted and filed separately with the Commission.

8.2	Each party shall:

(A)	not disclose any Confidential Information to any person other than any of its directors, officers or employees or, in respect of British Energy, the directors, officers or employees of any Group Member who need to know such information in order to discharge their duties; and

(B)	procure that any person to whom any such Confidential Information is disclosed by it complies with the restrictions contained in this clause 8 (Confidentiality) as if such person were a party to this Deed.

8.3	Nothing in this clause 8 (Confidentiality) shall prevent the Secretary of State from disclosing Confidential Information:

(A)	in so far as is necessary for responding to requests for information, documentation or explanations from the Commission or for complying with any of the United Kingdom’s reporting requirements under the Decision; and

(B)	to Parliament to the extent that she considers that it is appropriate to do so pursuant to her duty to Parliament but, where reasonably practicable, shall consult with British Energy prior to such disclosure.

8.4	Notwithstanding the other provisions of this clause 8 (Confidentiality), a party may disclose any such Confidential Information:

(A)	if and to the extent required by law or for the purpose of any judicial proceedings;

(B)	if and to the extent required by any securities exchange or regulatory or governmental body to which that party is subject or submits, wherever situated, including the National Audit Office, the Comptroller and Auditor General, the Commission, the UK Listing Authority, the London Stock Exchange, the Financial Services Authority and the UK Panel on Takeovers and Mergers, whether or not the requirement for information has the force of law;

(C)	to its professional advisers, auditors and bankers; and

(D)	if and to the extent the information has come into the public domain through no fault of that party.

Any information to be disclosed pursuant to paragraphs (A) or (B) shall be disclosed only after notice to the other parties.

8.5	The restrictions in this clause 8 (Confidentiality) shall continue to apply without limit in time.

9.	DAMAGES NOT AN ADEQUATE REMEDY

Without prejudice to the provisions of clauses 5.13 to 5.15, British Energy acknowledges that breaches by British Energy of this Deed (including any failure by British Energy to procure that each Group Member complies with its terms) may result in injury to the public and/or third parties rather than injury specific to the Secretary of State and/or that damages will not be an adequate remedy for breach and that equitable relief by way of injunction or specific performance will normally be appropriate.

*** indicates materials omitted and filed separately with the Commission.

10.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

The parties to this Deed do not intend that any term of this Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Deed (including the Independent Expert).

11.	FURTHER ASSURANCE

Each party shall at its own cost, from time to time on request, do or procure the doing of all acts and/or execute or procure the execution of all documents in a form reasonably satisfactory to the other parties which any party may reasonably consider necessary for giving full effect to this Deed and securing the full benefit of the rights, powers and remedies conferred upon it in this Deed.

12.	NOTICES

12.1	A notice under this Deed shall only be effective if it is in writing. Telexes and e-mail notices are not permitted but faxes are permitted.

12.2	Notices under this Deed shall be sent to a party at its address or facsimile number and for the attention of the individual set out below:

Party	Address	Facsimile No.	Attention:
The Secretary of State	1 Victoria Street London SW1H 0ET	020 7215 0138	Head of BE Team, Energy Group, Department of Trade and Industry

Any Group Member	3 Redwood Crescent Peel Park East Kilbride G74 5PR	01355 594 022	Company Secretary

provided that a party may change its notice details on giving notice to the other parties of the change in accordance with this clause 12 (Notices). That notice shall only be effective on the date falling five clear Business Days after the notification has been received or such later date as may be specified in the notice.

12.3	Any notice given under this Deed shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(A)	if delivered personally, on delivery;

*** indicates materials omitted and filed separately with the Commission.

(B)	if sent by first class post from the UK to a UK address, two clear Business Days after the date of posting;

(C)	if sent by first class airmail to an address outside the UK, five clear Business Days after the date of posting; and

(D)	if sent by facsimile, when clearly received in full.

12.4	Any notice given under this Deed outside Working Hours (being 9.30am to 5.30pm on each Business Day) in the place to which it is addressed shall be deemed not to have been given until the start of the next period of Working Hours in such place.

12.5	Notwithstanding the foregoing provisions of this clause 12 (Notices), the parties shall procure that any Expert Determination or Supplementary Expert Determination shall be notified to British Energy and the Secretary of State by facsimile with a copy by post.

13.	COSTS AND EXPENSES

Except as otherwise agreed in writing or as stated in this Deed, each party shall pay its own costs and expenses in relation to the negotiation, preparation, execution and carrying into effect of this Deed and all other documents referred to in it.

14.	COUNTERPARTS

14.1	This Deed may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

14.2	Each counterpart shall constitute an original of this Deed, but all the counterparts shall together constitute but one and the same instrument.

15.	VARIATION

This Deed may only be varied in writing signed by each of the parties (save to the extent that the Tests are modified by the Independent Expert in accordance with Schedule 1 (Exceptional Market Circumstances Tests)).

16.	CHOICE OF GOVERNING LAW

This Deed is to be governed by and construed in accordance with English law.

17.	JURISDICTION

17.1	The courts of England are to have jurisdiction to settle any dispute arising out of or in connection with this Deed. Any proceedings, suit or action arising out of or in connection with this Deed (together, “Proceedings”) may be brought in the English courts.

17.2	Any Proceedings may also be brought in the courts of Scotland.

*** indicates materials omitted and filed separately with the Commission.

17.3	Any party may bring Proceedings in any court which has jurisdiction other than by virtue of clause 18 (Agent for Service).

17.4	This clause 17 (Jurisdiction) shall not limit the right of any party to bring Proceedings, to the extent permitted by law, in the courts of more than one jurisdiction at the same time.

17.5	Each party waives (and agrees not to raise) any objection, on the ground of forum non conveniens or on any like ground, to the taking of Proceedings by another party in any court in accordance with this clause 17 (Jurisdiction). Each party also agrees that a judgment against it in Proceedings brought in any jurisdiction in accordance with this clause 17 (Jurisdiction) shall be conclusive and binding upon it and may be enforced in any other jurisdiction.

17.6	Each party irrevocably submits and agrees to submit to the jurisdiction of the English courts and of any other court in which Proceedings may be brought in accordance with this clause 17 (Jurisdiction).

18.	AGENT FOR SERVICE

18.1	British Energy irrevocably appoints BEG to be its agent for the receipt of Service Documents and agrees that any Service Document may be effectively served on it in connection with Proceedings in England and Wales by service on its agent effected in any manner permitted by the Civil Procedure Rules 1998.

18.2	If BEG at any time ceases for any reason to act as such, British Energy shall appoint a replacement agent having an address for service in England and Wales and shall notify the Secretary of State of the name and address of the replacement agent. Failing such appointment and notification, the Secretary of State shall be entitled by notice to appoint a replacement agent to act on behalf of British Energy. The provisions of this clause 18 (Agent for Service) applying to service on an agent apply equally to service on a replacement agent.

18.3	A copy of any Service Document served on an agent shall be sent by post to British Energy. Failure or delay in so doing shall not prejudice the effectiveness of service of the Service Document.

18.4	“Service Document” means a claim form, application notice, order, judgment or other document relating to any Proceedings.

*** indicates materials omitted and filed separately with the Commission.

IN WITNESS of which this document has been executed as a Deed and delivered on the date stated at the beginning of this Deed.

IN WITNESS whereof these present consisting of this and the 25 preceding pages and the 7 Schedules and 1 Annex attached are executed as follows:

The corporate seal of the SECRETARY OF STATE FOR TRADE AND INDUSTRY hereunto affixed is authenticated by:	) ) ) ) ) )

An official in the Department of Trade and Industry

at on the day of 2004

SUBSCRIBED for and on behalf of BRITISH ENERGY PLC by	) ) ) ) ) ) ) ) )

Director

Director/Secretary
at on the day of 2004

*** indicates materials omitted and filed separately with the Commission.

Schedule 1

Exceptional Market Circumstances Tests

In order to make a determination that exceptional market circumstances exist, the Independent Expert must be satisfied that the tests in paragraph 1 and either paragraph 2 or 3 are fulfilled.

1.	In any period of ******** (ending not more than ******** before any Amber Notice), ********of those existing, non-domestic, direct customers of the Electricity Supply Business to whom the Electricity Supply Business has made offers of supply have rejected such offers in circumstances in which the offers of supply were on terms such that the margin on the energy element of the offer over the Prevailing Wholesale Market Price was ******** in the relevant customer offer.

2.	Volumes traded in the wholesale electricity market over a ******** period have dropped to less than ******** of the average of those volumes traded in the same period in the last ******** for which data is available.

3.	The Group has offered to supply a minimum of ******** of electricity in the wholesale electricity market ******** and that volume has not been sold within ******** of the offer being made.

The parties acknowledge and agree that if any or all of the Tests become inoperable (including in circumstances in which the public domain data used in applying the Tests ceases to be available, or the nature of the Tests become public or the Independent Expert is satisfied (on the basis of discussions with, or evidence provided by, British Energy), that a competitor has knowledge of the Tests), the following shall apply:

(i)	the terms of engagement of the Independent Expert will permit him/her to amend or substitute any or all of the Tests;

(ii)	any such amendment or substitution will only be permitted after the Independent Expert (a) has consulted with the Secretary of State and British Energy and has had due regard to their representations and (b) any approval of the Commission required pursuant to the Decision has been obtained (such approval to be obtained ex post facto if the amendment or substitution is to be implemented during any Contract Renewal Round); and

(iii)	if such circumstances do arise, the Secretary of State and British Energy will procure that the Independent Expert promptly notifies them of any such amendment or substitution and, with effect from delivery of such notice, the Tests set out in this Deed shall be deemed to be amended or substituted accordingly.

Schedule 2

Appointment of Independent Expert

1.	For the selection of the Independent Expert, the Secretary of State will conduct an open tender process advertised in the Office Journal of the European Communities (“OJEC”) in accordance with relevant public procurement rules.

2.	The selection process will be completed as soon as practicable and, in any event, within four months after the date of the Decision, provided that the OJEC process is completed within this timescale.

3.	The Secretary of State will invite tenders against terms of reference set out in the Annex to this Deed. The invitation to tender will not include the details of the Tests which shall only be disclosed to the proposed Independent Expert after his selection and after an appropriate confidentiality agreement has been completed.

4.	The Secretary of State will procure that the Independent Expert is appointed by a selection panel comprising an expert on energy markets (to be appointed by OfGEM), a financial expert (to be appointed by the Institute of Chartered Accountants in England and Wales) and an independent chair (to be appointed by the Secretary of State). Such selection panel will be required to select the applicant presenting the most economically advantageous tender.

5.	The Independent Expert chosen will be engaged by the Secretary of State but will, as part of the engagement terms, owe a duty of care both to the Secretary of State and British Energy. This duty of care will have the scope, and be subject to the limitations, set out in the agreed form of engagement letter.

6.	British Energy will reimburse the Secretary of State the costs of the procurement process and the costs of the Independent Expert in accordance with the agreed form of engagement letter.

Schedule 3

Matters Relating to Independent Expert

The Secretary of State will procure that the following obligations will be imposed on the Independent Expert in the contract of engagement between him and the Secretary of State:

1.	To use all reasonable endeavours to make an Expert Determination as soon as practicable and in any event within 24 hours of receiving a Red Notice.

2.	Upon receipt of a Supplementary Red Notice, to use all reasonable endeavours to make a Supplementary Expert Determination as soon as practicable and, in any event, prior to the expiry of the Determination Validity Period.

3.	To provide the Secretary of State with an annual report for each Financial Period setting out:

(A)	the Independent Expert’s analysis of the Electricity Supply Business’ annual realised price per megawatt hour for the energy element of its contracts with non-domestic, direct customers and its average purchase price per megawatt hour;

(B)	a review of a representative sample of the Electricity Supply Business’ contracts with non-domestic, direct customers during the year (in terms of volume and duration) together with the contemporary price matrices (used by the Electricity Supply Business to formulate price offers) and associated publicly quoted forward price information; and

(C)	a summary and review of any occasions when British Energy issued an Amber Notice and/or an Expert Determination was made that exceptional market circumstances existed.

The draft of each annual report will be submitted to British Energy prior to submission to the Secretary of State to enable British Energy to comment and to verify the accuracy of data and other information used in each such report.

4.	To publish the fact of any Expert Determination and Supplementary Expert Determination no later than 10 Business Days after the end of each Contract Renewal Round, without disclosure of the reasons for any such determinations or the content of the Tests.

5.	Subject to paragraph 4 to keep confidential:

(A)	his terms of reference;

(B)	the results or content of the Tests;

(C)	the reasons for any Expert Determination or Supplementary Expert Determination; and

(D)	any confidential business information specified as such and provided by British Energy to the Independent Expert to carry out his functions,

in each case unless any of the above (i) have come into the public domain through no fault of the Independent Expert or (ii) are required to be disclosed by any court of competent jurisdiction or regulatory authority. This duty of confidence would be an obligation owed both to British Energy and the Secretary of State.

6.	For the purposes of this Schedule 3 (Matters Relating to Independent Expert):

“Amber Notice” has the meaning given in clause 5.4;

“Contract Renewal Round” means:

(A)	each period during which nondomestic end-users renew contracts with electricity suppliers for the forward purchase of electricity, being periods which end, as at the Execution Date, biannually on 31 March and 30 September each year; and

(B)	in circumstances in which the market practice referred to in paragraph (A) changes, any equivalent period or periods during which such forward purchase contracts are renewed between electricity suppliers and nondomestic end-users;

“Expert Determination” has the meaning given in clause 5.6;

“Red Notice” has the meaning given in clause 5.5;

“Supplementary Expert Determination” has the meaning given in clause 5.9; and

“Supplementary Red Notice” has the meaning given in clause 5.8.

*** indicates materials omitted and filed separately with the Commission.

Schedule 4

Aggregated Discounted Relevant Payments

1.1	Calculation of Aggregate Discounted Relevant Payments

For each Reference Financial Period, the Aggregate Discounted Relevant Payments will be calculated as follows:

ADRP = OAP + (HMG / R)

where

ADRP	means the Aggregate Discounted Relevant Payments for the Reference Financial Period;

OAP	means the Opening Aggregate Discounted Relevant Payments, being the Aggregate Discounted Relevant Payments for the Financial Period two years prior to the Reference Financial Period;

HMG	means the Relevant Payments made in the Financial Period prior to the Reference Financial Period; and

R	means the Discount Factor calculated in accordance with paragraph 1.2.

1.2	Calculation of Discount Factor

R = OR x (1 + NDR)

where

R	is the Discount Factor for the Financial Period prior to the Reference Financial Period;

OR	means the Opening Discount Factor, being the Discount Factor for the Financial Period two years prior to the Reference Financial Period and, for the Reference Financial Period ending on 31 March 2006, the OR shall be 1; and

NDR	means the nominal discount rate for the Financial Period prior to the Reference Financial Period as published by the Commission (as updated every five years).

1.3	Worked Example

Simple illustration of no breach
Reference Financial Period of date of breach		None
Relevant Payments Threshold (£m)	RPT	1,629
Financial Period (y/e 31st March)			2004	2005	2006	2007	2008	2009	2010	2011	2012
Reference Financial Period (y/e 31st March)	RFP		2005	2006	2007	2008	2009	2010	2011	2012	2013
Calculation of Discount Factor (R)
Nominal Discount Rate for Financial Period	NDR		5.4%	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%
Opening Discount Factor for Financial Period	OR		1.000	1.054	1.111	1.171	1.234	1.301	1.371	1.445	1.523
Discount Factor for Financial Period	R = OR x (1 + NDR)		1.054	1.111	1.171	1.234	1.301	1.371	1.445	1.523	1.605
Calculation of Aggregate Discounted Relevant Payments (ADRP)
Opening Aggregate Discounted Relevant Payments (£m)	OAP		0	(95)	(185)	(270)	(351)	(428)	(501)	(570)	(636)
Relevant Payments made in Financial Period (£m)	HMG		(100)	(100)	(100)	(100)	(100)	(100)	(100)	(100)	(100)
Discount Factor for Financial Period	R		1.054	1.111	1.171	1.234	1.301	1.371	1.445	1.523	1.605
Relevant Payments (discounted to 31/03/2003) (£m)			(95)	(90)	(85)	(81)	(77)	(73)	(69)	(66)	(62)
Aggregate Discounted Relevant Payments for RFP (£m)	ADRP = OAP + (HMG / R)		(95)	(185)	(270)	(351)	(428)	(501)	(570)	(636)	(698)
Relevant Payments Threshold breached?	ADRP > RPT?		N	N	N	N	N	N	N	N	N

The example above shows, for illustrative purposes only, how the Aggregated Discounted Relevant Payments are calculated in each year. The calculation is a simple updating of the (discounted) aggregated level of Relevant Payments each year compared to a (discounted) threshold level. If this threshold is exceeded, the enhanced reporting requirements are activated immediately.

Taking the Financial Period ending 31 March 2005, the RFP is 2006. Pursuant to clause 2.1, British Energy must notify the Secretary of State of the ADRP for RFP 2006 no later than the date on which it publishes its Accounts for Financial Period 2005.

To calculate ADRP for RFP 2006 (£185m), take the ADRP from RFP 2005 (£95m) and add the discounted Relevant Payments for Financial Period 2005 (£90m). This is derived by discounting the Relevant Payments for Financial Period 2005 (£100m) by the Discount Factor for Financial Period 2005 (1.111).

The Discount Factor for Financial Period 2005 (1.111) is calculated using the (closing) Discount Factor for Financial Period 2004 (1.054) (i.e., the Opening Discount Factor for 2005). This is then discounted by the nominal discount rate for Financial Period 2005 (5.4%) as published by the Commission. All payments are therefore discounted back to 31 March 2003. Cashflows are therefore assumed to occur at the year end and are discounted for a full year in the year in which they occur.

Thus, immediately following the end of Financial Period 2005 (RFP 2006), British Energy compares its ADRP to date (i.e., for Financial Periods 2004 and 2005) against the Relevant Payments Threshold. If the ADRP exceeds this value, then British Energy must carry out the requirements set out in clause 2.3.

*** indicates materials omitted and filed separately with the Commission.

Schedule 5

Intra-Group Restructuring

Part A: Steps prior to Electricity Supply Restructuring

British Energy will procure that an application is made (or other appropriate steps taken) to obtain the Consents required:

(A)	from OfGEM to transfer the Licence for electricity supply held by BEG to the Electricity Supply Subsidiary (anticipated to be British Energy Direct Limited);

(B)	for the Electricity Supply Subsidiary to accede to relevant market codes and agreements (including, without limitation, the Balancing and Settlement Code and the Connection and Use of System Code);

(C)	for the Electricity Supply Subsidiary to enter use of system agreements with relevant transmission and distribution companies;

(D)	for the Electricity Supply Subsidiary to complete MRASCo supplier entry processes, obtain the corresponding certification and accede to the MRA; and

(E)	to assign BEG’s consolidation contracts to the Electricity Supply Subsidiary and put in place appropriate arrangements relating to obligations under the climate change levy and renewables obligations regimes.

Part B: Steps prior to Nuclear Generation Restructuring

1.	OfGEM

British Energy will use all reasonable endeavours to procure that the following amendments (or other amendments with the same substantive effect) are made to the Licence held by the Nuclear Generation Business:

(A)	SLC 17 is applied.

(B)	SLC 17A is applied.

(C)	SLC 1 is amended such that within the definition of “separate business”, sub-paragraphs (a) to (d) are deleted and replaced with the following:

“(a)	the nuclear generation business of the licensee;

(b)	the non-nuclear generation business of the licensee;

(c)	the supply business of the licensee;

(d)	any distribution business of an affiliate or related undertaking of the licensee; and

(e)	any transmission business of an affiliate or related undertaking of the licensee.”

(D)	SLC D1 is amended as follows:

(i)	The words “In this Section” are deleted.

(ii)	The following definition is added:

“non-nuclear generation business means the authorised business of the licensee or any affiliate or related undertaking of the licensee in the generation of electricity and the provision of ancillary services otherwise than as part of the nuclear generation business.”

(E)	SLC 17A is amended by inserting the word “nuclear” before the word “generation” in paragraph 6.

The amendments referred to in paragraphs (A) and (B) will be effected pursuant to directions to be issued by OfGEM. The amendments referred to in paragraphs (C) to (E) will be effected pursuant to the provisions of Part III of the Licence of the Nuclear Generation Business.

2.	Other

British Energy will procure that, in connection with the consolidation of the Nuclear Generation Business into a separate wholly-owned Subsidiary of BE plc (the “Nuclear Generation Subsidiary”), an application is made:

(A)	to the NII for the Nuclear Generation Subsidiary to obtain nuclear site licences in respect of the Hunterston and Torness reactors;

(B)	to obtain authorisation from the Scottish Environmental Protection Agency (pursuant to the Radioactive Substances Act 1993) for the Nuclear Generation Subsidiary to operate Hunterston and Torness;

(C)	for the Consents required for the Nuclear Generation Subsidiary to accede to relevant market codes and agreements;

(D)	if the Nuclear Generation Restructuring is to be implemented prior to BETTA Go-Live, for the Consents required from Scottish Power and Scottish and Southern Energy in connection with the assignation of the Nuclear Energy Agreement to the Nuclear Generation Subsidiary;

(E)	to obtain the consent of the HSE and NII to the cessation of cross-licensee working arrangements; and

(F)	to put in place all the necessary arrangements to secure the efficient and legal transfer of BEG(UK)’s assets and liabilities to the Nuclear Generation Subsidiary, including, without limitation, employees, land, shared facilities and necessary contractor arrangements.

*** indicates materials omitted and filed separately with the Commission.

Part	C: Nuclear Generation Restructuring

(A)	The Nuclear Generation Business will be consolidated into the Nuclear Generation Subsidiary.

(B)	Either:

(i)	if the Nuclear Generation Restructuring is being undertaken prior to BETTA Go-Live:

(a)	British Energy will notify OfGEM that BEG(UK) is ceasing to carry on the activity of licensed generation;

(b)	BEG(UK)’s nuclear generation business and assets will be transferred to the Nuclear Generation Subsidiary; and

(c)	OfGEM will issue a direction specifying that Section C of the SLCs will come into effect within the Licence of the Nuclear Generation Business on the specified date and revoke BEG(UK)’s generation licence; or

(ii)	if the Nuclear Generation Restructuring is being undertaken after BETTA Go-Live, British Energy will notify OfGEM that BEG(UK) has transferred its nuclear generation business and assets to the Nuclear Generation Subsidiary.

(C)	British Energy will use all reasonable endeavours to procure the completion of all other subordinate external and internal business transfer activities either in advance of, or in tandem with, the consolidation of the Nuclear Generation Business (including, without limitation, the Nuclear Generation Subsidiary’s accession to market codes and agreements, assigning necessary contracts to the Nuclear Generation Subsidiary, setting up new finance and banking arrangements for the Nuclear Generation Subsidiary, implementing the Nuclear Generation Subsidiary’s internal IT systems, procedures and controls, assigning (or entering into new) external service agreements for IT and other necessary service provision and transferring Personnel to the Nuclear Generation Subsidiary).

Part D: Electricity Supply Restructuring

(A)	British Energy will transfer the Licence for electricity supply held by BEG to the Electricity Supply Subsidiary.

(B)	British Energy will use all reasonable endeavours to procure the completion of all other subordinate external and internal business transfer activities, either in advance of or in tandem with the Licence transfer process (including, without limitation, accession by the Electricity Supply Subsidiary to market codes and agreements, assigning customer contracts from BEG to the Electricity Supply Subsidiary, setting up new finance and banking arrangements, implementing internal IT systems, procedures and controls, assigning (or entering into new) external service agreements for IT service provision, execution of a service agreement with BEPET and transferring Personnel to the Electricity Supply Subsidiary).

*** indicates materials omitted and filed separately with the Commission.

Part E: Interpretation

In this Schedule 5 (Intra-Group Restructuring):

“BETTA Go-Live” means the date designated by the Secretary of State on which wholesale trading of electricity using a Great Britain-wide set of arrangements is first permitted (as contemplated by OfGEM’s consultation paper entitled “The Development of British Electricity Trading and Transmission Arrangements”);

“Consents” means consents, approvals, authorisations and permissions;

“HSE” means the Health & Safety Executive;

“NII” means the Nuclear Installations Inspectorate; and

“SLC” means a standard licence condition as set out in Licences.

*** indicates materials omitted and filed separately with the Commission.

Schedule 6

Accession

If any Group Member is required to accede to be bound by the terms of this Deed under clause 6 (Other Covenants), British Energy shall procure that that Group Member: (a) executes an accession deed in the form, or in substantially the form set out in Part A of this Schedule 6 (Accession); and (b) delivers to the Secretary of State the documentation specified in Part B of this Schedule 6 (Accession).

Part A: Form of Accession Deed

THIS DEED POLL is made on [date] by [Acceding Party], a company incorporated [in/under the laws of] [            ] under registered number [            ], whose registered office is at [            ] (the “Acceding Party”).

WHEREAS:

This Deed Poll is supplemental to the Deed relating to the Decision of the Commission of the European Communities (Reference Number [*]) dated [date], 2004 and entered into between the Secretary of State for Trade and Industry and British Energy plc (such agreement, as amended, supplemented or novated from time to time, the “Commission Undertakings Deed”).

THIS DEED POLL WITNESSES as follows:

1.	Words and expressions defined in the Commission Undertakings Deed have the same meaning in this Deed Poll.

2.	With effect from the date of this Deed Poll, the Acceding Party undertakes to adhere to and be bound by the provisions of the Commission Undertakings Deed, and to perform the obligations imposed by the Commission Undertakings Deed, in all respects as if the Acceding Party were a party to the Commission Undertakings Deed and named therein in addition to British Energy.

3.	The parties to this Deed Poll acknowledge and agree that the execution of this Deed Poll shall not operate as a release of the obligations or liabilities of any other Group Member under the Commission Undertakings Deed.

4.	The address and facsimile number of the Acceding Party for the purposes of clause 12 (Notices) of the Commission Undertakings Deed are as follows:

Party	Address	Facsimile no.	FAO
•	[Its registered office from time to time]	•	•

5.	This Deed Poll is governed by, and shall be construed in accordance with, English law.

6.	The provisions of clause 17 (Jurisdiction) of the Commission Undertakings Deed shall apply equally to this Deed Poll.

7.	[The agent for receipt of Service Documents on behalf of the Acceding Party for the purposes of clause 18 (Agent for Service) of the Commission Undertakings Deed is [*] of [*].]

IN WITNESS of which this Deed Poll has been executed and delivered by the Acceding Party on the date which first appears above.

[Insert execution block for Acceding Party]

*** indicates materials omitted and filed separately with the Commission.

Part B: Other accession documentation

1.	A copy of a resolution of the board of directors of that Group Member (or a committee of that board, accompanied by a copy of a resolution of that board appointing the relevant Committee):

(A)	approving the terms of this Deed and of the Accession Deed;

(B)	authorising a specified person or persons to execute the Accession Deed; and

(C)	authorising a specified person or persons to sign on its behalf and/or execute all other documents and notices to be signed and/or executed by it in accordance with this Deed.

2.	A copy of the memorandum and articles of association and certificate of incorporation of that Group Member.

3.	A specimen of the signature of each person authorised by the resolution referred to in paragraph (A) above.

4.	A certificate of an authorised signatory of the Group Member, certifying that each copy document specified in this Part B of Schedule 6 (Accession) is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Deed being entered into by such Group Member.

5.	Such other documents as the Secretary of State may reasonably require.

*** indicates materials omitted and filed separately with the Commission.

Schedule 7

Prevailing Wholesale Market Price

Under the Pricing Restriction, British Energy may not price the energy element of its offers to or contracts with nondomestic end users below the Prevailing Wholesale Market Price. This Schedule provides a general description and an illustrative example of the methodology that would be followed to translate the reported prevailing wholesale market price into the price underpinning the energy element in the offers to or contracts with nondomestic end users, to take account of factors such as electricity volumes, load factors/predictability, interruptability and duration.

The energy element of retail supply prices

The energy element of the retail supply price is based on the effective or equivalent purchase price of energy from the wholesale electricity markets in Great Britain. As such, it excludes other costs incurred by British Energy which include (but are not limited) to:

•	access to and usage of the high voltage national transmission network and the low voltage local distribution networks;

•	balancing costs incurred in the Balancing Mechanism;

•	costs associated with meeting the Renewables Obligation;

•	metering costs; and

•	direct costs of the Electricity Supply Business such as staff, billing and other internal costs or allocations.

The Prevailing Wholesale Market Price

The Prevailing Wholesale Market Price is the time-weighted average (i.e., baseload) wholesale market price for electricity prevailing at the relevant time, as reported by Heren, Argus or other reputable, independent publishers of wholesale market prices. In making offers to nondomestic end users, this wholesale market price must be translated into an estimated purchase price of energy from the wholesale markets for an individual customer. It is estimated for each individual consumer because:

•	published wholesale electricity forward prices are only generally available for two standard load shapes; and

•	individual consumer’s load shapes are almost always different from the standard load shapes for which published forward prices are available.

Simply using an unadjusted baseload forward price for pricing a customer’s demand would set an inappropriately low price for a consumer with demand that increased in (higher priced) peakload periods. Similarly, using an unadjusted peakload forward price would set an inappropriately high price for a consumer whose demand was predominantly in (lower priced) baseload periods.

Accordingly, for each consumer, the published wholesale forward electricity prices are scaled to produce a demand-weighted price which more accurately reflects the particular load shape of the relevant consumer.

Scaling of Forward Electricity Prices

There is no uniquely correct way of scaling published wholesale forward electricity prices to reflect the detailed load shape of relevant consumers. However, any methodology for doing this for a relevant consumer over the period of a contract is expected to approximate to the following general steps:

Step 1: Project wholesale electricity prices for each half hour over the period of the consumer contract

Market participants use a range of modelling techniques and data sources to project wholesale electricity prices. Such modelling techniques would normally take account, inter alia, of a range of price drivers including such factors as fuel prices, operating costs, demand, availability of plant, the competitiveness of the market and the strategies of market participants. The objective of this step is to derive a matrix of wholesale prices (half hours by days) over the duration of the contract.

Step 2: Scale projected wholesale electricity prices to be consistent with published forward market prices

The projected prices contained in the wholesale price matrix are then scaled to be consistent with published forward market prices (from such sources as Heren and Argus). In this way, the average of baseload prices in the matrix are set equal to the published baseload forward price and, similarly, the average of peakload prices in the matrix are set equal to the published peakload forward price.

Step 3: Project consumer demand for each half hour over the period of the consumer contract

Market participants use a range of modelling techniques and data sources to project consumer demand. The objective of this step is to derive a matrix of consumer demand (typically half hours by days) over the period of the consumer contract.

Step 4: Calculate cost of wholesale electricity to satisfy projected consumer demand

The cost of wholesale electricity to satisfy projected consumer demand is calculated by multiplying the scaled price matrix from Step 2 with the consumer demand matrix from Step 3.

Step 5: Calculate the Demand-Weighted Customer Price

The demand-weighted price underpinning the customer’s offer would be calculated by dividing the total cost of wholesale electricity to satisfy projected consumer demand (from Step 4) by the total projected consumer demand (from Step 3).

*** indicates materials omitted and filed separately with the Commission.

Illustrative example of estimating the Demand-weighted Customer Price

The methodology for estimating the demand-weighted price underpinning the supply offer for a particular customer outlined above is illustrated here.

Consider the situation where British Energy is seeking to make an offer to a consumer requesting electricity supply for a single week.

(1)	Project wholesale electricity prices for each half hour over the period of the consumer contract

The figure below shows the results of an illustrative modelling exercise projecting wholesale electricity prices for each of the 336 half hours in the week for which the consumer is seeking an offer for its supply.

(2)	Scale projected wholesale electricity prices to be consistent with published forward market prices

The projected wholesale electricity prices have been scaled to be consistent with the published wholesale prices. In this example, a simple approach to scaling is used, resulting in a simple shift in the projected wholesale electricity price. After scaling, the projected baseload and peakload prices are consistent with published prices that are, in this example, assumed to be £25/MWh and £32/MWh respectively.

*** indicates materials omitted and filed separately with the Commission.

(3)	Project consumer demand for each half hour over the period of the consumer contract

The figure below shows the illustrative projection of the consumer’s weekly demand by half hour. Total projected consumption is 656 MWh.

(4)	Calculate cost of wholesale electricity to satisfy projected consumer demand

The cost of wholesale electricity to satisfy the projected consumer demand is calculated by multiplying the scaled price matrix from Step 2 with the consumer demand matrix from Step 3. In the illustrative example, this is £18,399.

(5)	Calculate the Demand-weighted Customer Price

This is calculated by dividing the total cost of wholesale electricity to satisfy projected consumer demand (from Step 4) by the total projected consumer demand (from Step 3). In the illustrative example, this is £28.04/MWh, as shown in the figure below.

*** indicates materials omitted and filed separately with the Commission.

*** indicates materials omitted and filed separately with the Commission.

Annex

Independent Expert Terms of Reference

UK Department of Trade and Industry

Appointment of an Independent Expert to monitor, regulate and report on

British

Energy’s compliance with undertakings to the UK Government in respect of pricing to

non-domestic end-consumers

Terms of Reference

October 2004

*** indicates materials omitted and filed separately with the Commission.

*** indicates materials omitted and filed separately with the Commission.

1.	INTRODUCTION

1.1	On 22 September 2004 the European Commission approved the UK Government’s proposed restructuring aid for British Energy plc (“BE”), which is intended to ensure the safe management of BE’s long-term nuclear liabilities and the long-term financial viability of BE.

1.2	In providing the restructuring aid to BE, the UK Government will ensure that BE complies with certain compensatory measures designed to mitigate as far as possible any adverse effects of the aid on BE’s competitors.

1.3	As one of the agreed compensatory measures, BE has undertaken, for a period of six years, not to offer to supply non-domestic end-users who purchase electricity directly from BE on terms where the energy element of the contract with the end-users is priced below the prevailing wholesale price, taking account of electricity volumes, load factors/predictability, interruptibility, duration and credit/payment terms (the “Pricing Restriction”).

1.4	The Pricing Restriction may be relaxed in exceptional market circumstances - where certain objective tests of market conditions (the “Tests”) are judged to be satisfied - to allow BE to respond in good faith to competition.

1.5	In light of this, the Department of Trade and Industry (the “DTI”) is seeking offers for a contract for the services of suitably qualified individuals (“Named Experts”) contracting through a single organisation (the “Independent Expert”) who will undertake to monitor, regulate and report on certain matters relating to the Pricing Restriction (including making determinations in respect of the satisfaction of the Tests). Where the context requires, references in these terms of reference to the Independent Expert shall be deemed to include the Named Experts.

1.6	The Independent Expert will be engaged by the DTI and the appointment will be funded by BE.

1.7	This document is intended to enable each party pre-selected to bid for the contract to understand:

(A)	the process for selection and award (including the relevant award criteria) of the contract for the Independent Expert;

(B)	the scope of work of the Independent Expert (including the key obligations that will be placed on the Independent Expert); and

(C)	the information required from tenderers.

2.	THE PROCESS AND CRITERIA FOR SELECTION AND AWARD

2.1	Selection of the Independent Expert will be based [(in descending order of priority)] on:

(A)	relevant and proven technical expertise;

(B)	proposed methodology for conducting the specified scope of work;

(C)	the ability to respond to the requirements of the Independent Expert’s role; and

(D)	the period of time during which the tenderer, having been appointed as the Independent Expert, will undertake:

(i)	to avoid any conflict of interest; and

(ii)	to remain independent from BE, the DTI and BE’s competitors in the EU/EEA,

in each case after the engagement as Independent Expert has ended.

2.2	The Independent Expert will be selected by a panel (the “Independent Panel”) comprising:

(A)	an expert on energy markets to be appointed by the Office of Gas and Electricity Markets (“OfGEM”);

(B)	a financial expert who is a member of the Institute of Chartered Accountants in England and Wales (the “ICAEW”) and who has been appointed using the President’s Appointment Scheme administered by the ICAEW; and

(C)	an independent chairperson to be appointed by the DTI.

2.3	The award will be based on the most economically advantageous offer.

3.	THE SCOPE OF WORK

3.1	Overview of tasks

(A)	The Independent Expert will be required to undertake two tasks:

(i)	Firstly, the Independent Expert will prepare an annual report (each, an “Annual Report”) on certain matters relating to British Energy’s Direct Supply Business (“DSB”), comprising:

(a)	an analysis of the overall annual average margins on the energy element of the non-domestic end-user contracts (“Direct Supply Contracts”) offered by the DSB (see paragraph 3.3).

(b)	a review of a representative sample of Direct Supply Contracts to confirm that they have been offered in accordance with the Pricing Restriction (see paragraph 3.4); and

(c)	a description of the work completed by the Independent Expert in that Contract Year (including, if BE has claimed that exceptional market circumstances have arisen during that Contract Year, a description of market conditions affecting the DSB, an analysis of the DSB’s selling activities (such as offers made and customers retained and won) during each contract renewal round and details of any suspension of the Pricing Restriction).

*** indicates materials omitted and filed separately with the Commission.

(ii)	Secondly, if applicable, the Independent Expert will perform and validate the Tests when BE claims that the market is experiencing ‘exceptional market circumstances’ (see paragraph 3.5).

(B)	The Independent Expert will provide each Annual Report within 4 months of the end of the relevant Contract Year and the first Annual Report will cover the period from the date of the Independent Expert’s appointment until the end of the Contract Year in which such appointment was made.

(C)	Before submitting each Annual Report to the DTI, the Independent Expert will provide a copy of the report in draft to BE for comment and verification of the accuracy of the data and other information used by the Independent Expert in compiling the report. The DTI will provide a copy of each Annual Report to the European Commission.

(D)	Following the end of each contract selling round, the Independent Expert will also publish a notification of the fact of any determination as to the existence of exceptional market circumstances (if BE has requested the Tests to be validated) (see paragraph 3.6).

(E)	For the purposes of this work, a “Contract Year” is a 12-month period beginning 1st April.

3.2	Period of engagement

The Independent Expert will be engaged until all of the reporting requirements relating to the sixth Contract Year following the appointment have been completed.

3.3	Review of annual average energy margins

(A)	The DTI requires the Independent Expert to analyse the DSB’s average annual realised price per MWh of the energy element in its Direct Supply Contracts and its average price per MWh for energy procured to meet these requirements, either from a third party or from British Energy Power and Energy Trading Limited (“BEPET”)) or any successor company.

(B)	In carrying out this task, the Independent Expert will need, among other things, to:

(i)	collect data from BE on annual volumes (MWh) and revenues under Direct Supply Contracts;

(ii)	identify the non-energy costs incurred in respect of Direct Supply Contracts;

*** indicates materials omitted and filed separately with the Commission.

(iii)	isolate the energy cost element in the realised revenues from Direct Supply Contracts; and

(iv)	collect data from BE on its wholesale energy procurement costs and volumes (MWh) attributable to the relevant year’s sales volumes (MWh).

(C)	It is expected that the DSB’s wholesale energy requirements will be largely satisfied by internal transfers from BEPET. However, this may not always be the case. In addition, it cannot be excluded that there might be changes to BE’s corporate structure or organisation. In either case the Independent Expert will be required to ensure that monitoring of BE’s compliance with the Pricing Restriction remains effective and may need to change their approach to the monitoring to do so. This also applies to the task set out in paragraph 3.4 below.

3.4	Review of Direct Supply Contracts

(A)	The Independent Expert is required to review a representative sample (in terms of volume and duration) of Direct Supply Contracts concluded during the course of each Contract Year together with the contemporary price matrices (used internally by the DSB to price its customer offers) and associated publicly quoted forward price information on which its offers were based to confirm whether the energy element of the contracts was offered at or above the prevailing wholesale market price, taking account of electricity volumes, load factors/predictability, interruptibility, duration and credit/payment terms.

(B)	In carrying out this task, the Independent Expert will need, among other things, to:

(i)	collect data from BE on Direct Supply Contracts and develop a methodology (in consultation with BE) for identifying a representative sample of such contracts;

(ii)	advise the DTI on what should constitute a representative sample of Direct Supply Contracts;

(iii)	identify non-energy costs incurred in each sampled Direct Supply Contract;

(iv)	isolate the energy cost element in each sampled Direct Supply Contract adjusting if necessary for electricity volumes, load factors/predictability, interruptibility, duration and credit/payment terms;

(v)	compare the isolated energy cost element with the inputs and outputs of BE’s pricing matrices;

(vi)	determine that the price matrices used are a reasonable method of transforming published wholesale prices into the energy element of the sampled Direct Supply Contracts; and

*** indicates materials omitted and filed separately with the Commission.

(vii)	compare the wholesale energy price input to BE’s pricing matrices with publicly quoted prevailing wholesale prices.

(C)	BE’s pricing matrices are derived using software employed by BE to transform published wholesale prices into a half-hourly matrix of 365 by 48 containing estimates of wholesale prices for each half hour of the year. This is then used together with the profile of expected consumer demand to determine a structure of energy price offers for each consumer.

3.5	Conducting the Tests; Issuing Determinations

(A)	In exceptional market circumstances, BE is permitted to price the energy element of contracts below the prevailing wholesale market price where it may be necessary to respond to competition in good faith. These circumstances are expected to be rare, and would only be expected to occur during the bi-annual direct supply contract selling rounds. In any case they are likely to persist for a limited period only.

(B)	The Independent Expert will perform the Tests which will form the basis for judging whether exceptional market circumstances are prevailing. The details of the Tests will only be revealed to the relevant tenderer who has been awarded the contract and only after the actual award of the contract and appropriate confidentiality undertakings have been given by the Independent Expert and the Named Experts to the DTI and BE.

(C)	If the Tests become inoperable (for instance because (i) any public domain data used ceases to be available, (ii) the nature of the Tests become public or (iii) any of BE’s competitors has knowledge of the Tests) so that their effective operation becomes impossible, then the Independent Expert, after consulting with BE and the DTI and having due regard to their representations, will be required to amend or substitute the Tests. Any such amendment or substitution will need to be approved by the European Commission, although such approval may be obtained ex post facto if the amendment or substitution needs to be implemented during a contract renewal round.

(D)	The judgement of whether exceptional market circumstances exist will be effected in two different stages: in the first stage BE will give the Independent Expert a notice that it believes that exceptional market circumstances are about to occur. In the second stage BE will require the Independent Expert to issue as soon as possible, and in any event within 24 hours, a determination as to whether or not the Tests are satisfied. If the Independent Expert determines that the Tests are satisfied, BE will be permitted to price below the prevailing wholesale market price for a limited period in response to the situation. BE may seek an extension of the exemption from the restriction if exceptional market circumstances persist.

(E)	In carrying out this task, the Independent Expert will need, among other things, to.

(i)	develop in advance a precise methodology for collecting any external data required to carry out the Tests;

*** indicates materials omitted and filed separately with the Commission.

(ii)	agree with BE on any internal data required to carry out the Tests and the timeframes within which this data will be required; and

(iii)	develop and agree with BE a precise methodology for the execution of the general forms of the Tests that have been agreed with the European - Commission - this methodology will need to be agreed with the DTI.

(F)	The DTI may seek an injunction or other court order to in connection with BE’s compliance with the Pricing Restriction. Similarly, BE will be able to-challenge the Independent Expert’s determination as to the satisfaction of the Tests in. certain circumstances. In each case the Independent Expert may be required provide evidence to the court at the relevant court proceedings.

Independent Expert report on exceptional market circumstances

3.6	If the Independent Expert is asked by BE to determine whether the Tests have been met and whether BE should be permitted to price below the prevailing wholesale market price, the Independent Expert will provide the DTI with a written report of the analysis undertaken and the results of the Tests as soon as he makes his determination. The Independent Expert will also publish in a national newspaper a simple notice of the fact of any determination he has made (but without revealing the details or content of the Tests) within 10 business days of the completion of the relevant contract selling round.

Obligations on British Energy

3.7	BE will be obliged, under an undertaking to be entered into with the DTI, to co-operate in good faith with the Independent Expert and comply in a timely manner with any reasonable requests of the Independent Expert (including requests for information, documents or access to staff or management) to enable the Independent Expert to perform the Tests and provide the reports in accordance with these terms of reference. If BE fails to provide adequate information the Independent Expert will be able to determine that exceptional market circumstances do not exist.

4.	REQUIREMENTS PLACED ON THE INDEPENDENT EXPERT

4.1	In carrying out the scope of work set out in paragraph 3, the Independent Expert will undertake to:

(A)	demonstrate that the Independent Expert is independent of BE, the DTI and BE’s competitors in the EU/EEA;

(B)	demonstrate to the Independent Panel that any conflicts of interest will be avoided, for the period of the contract and for an appropriate period of time after the end of the contract;

(C)	remain independent for the period of the contract and for an appropriate period of time after the end of the contract from BE, the DTI and BE’s competitors in the EU/EEA;

*** indicates materials omitted and filed separately with the Commission.

(D)	demonstrate that the Independent Expert has the requisite knowledge of the operation of the relevant UK electricity markets to carry out the work;

(E)	not substitute any Named Expert except in circumstances in which the Independent Expert can demonstrate that such substitute Named Expert will comply with:

(i)	the relevant criteria for selection set out in paragraph 2;

(ii)	the undertakings relevant to Named Experts as specified in paragraph 4.2;

(F)	respond as soon as possible to, and in any event within 24 hours of, any request by BE to them to consider the existence or persistence of exceptional market circumstances, during the contract selling rounds;

(G)	provide the service on a 24/7 basis during the contract selling rounds;

(H)	carry out the role of Independent Expert for the period specified in paragraph 3.2; and

(I)	keep all information related to the work of the Independent Expert confidential for the term of the contract and thereafter and in so doing accept a liability not just to the DTI but also BE for breaches attributable to the Independent Expert.

4.2	The undertakings referred to in paragraphs 4.1(A) to (D) (inclusive) and i shall apply both to the Independent Expert and each of the Named Experts.

4.3	The Independent Expert is not required to carry out an audit of data provided to it by BE. However the Independent Expert will be required to carry out certain procedures, to be agreed with the DTI, with the purpose of checking data provided by BE.

5.	SUBMISSION OF PROPOSALS

5.1	Proposals should clearly identify the following information:

(A)	a short profile of the relevant experience and qualifications of each Named Expert who will be responsible for carrying out the work of the Independent Expert;

(B)	a statement of the Independent Expert’s independence from BE, the DTI and BE’s competitors in the EU/EEA and an agreement to be bound by the proposed confidentiality conditions (as set out in the draft engagement letter attached to these terms of reference (the “Engagement Letter”));

*** indicates materials omitted and filed separately with the Commission.

(C)	demonstration of an understanding of the scope of work and requirements placed on the Independent Expert;

(D)	a description of the proposed methodology for conducting the specified scope of work;

(E)	details of the tenderer’s proposal as to the longest period of time during which it will undertake:

(i)	to avoid any conflict of interest after the end of the contract (as referred to in paragraph 4.1(B)); and

(ii)	to remain independent of the DTI, BE and BE’s competitors in the EU/EEA after the end of the contract (as referred to in paragraph 4.1(C));

(F)	the proposed cost of services:

(i)	for production of the Annual Reports (as referred to in paragraph 3.1(A)(i)), on an all-inclusive basis; and

(ii)	for the activities relating to the development of the methodology for producing the Annual Reports, the development of the methodology for making determinations (as referred to in paragraph 3.5(E)) and the making of determinations (as referred to in paragraph 3.1(A)(ii)), in each case on an hourly or daily basis (or on another basis provided that an explanation of the pricing structure is included with the proposal), together with a separate estimate of expenses; and

(G)	a statement of acceptance of the Engagement Letter and, where any term of the Engagement Letter is not acceptable, details of any proposed amendments.

5.2	[•] copies of your proposal should be submitted to the chairman of the Independent Panel at: [address]

5.3	Please note that proof of your despatch of materials for submission is not proof of its receipt by the Independent Panel.

6.	TENDER TIMETABLE

Date and time	Action
[ • ]	Successful and unsuccessful applicants advised accordingly.
[ • ]	Initiation meeting at the DTI’s London offices.

*** indicates materials omitted and filed separately with the Commission.

7.	ACCEPTANCE OF TENDER

The DTI reserves the right not to award this contract following evaluation of all submissions and to reissue a contract notice at a later date.

*** indicates materials omitted and filed separately with the Commission.